225 North Shore Drive Pittsburgh, PA 15212-5861 www.eqt.com

October 29, 2007

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission

CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561

                Re:          Equitable Resources, Inc.
                                Form 10-K for Fiscal Year Ended December 31, 2006
                                Filed February 23, 2007
                                Form 10-Q for Fiscal Quarter Ended June 30, 2007
                                Filed July 26, 2007
                                File No. 1-03551

Dear Mr. Allegretto:

This letter is in response to your letter dated September 28, 2007 to Equitable Resources, Inc. (the “Company”).  Your letter included five comments to which we responded below.  For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Statements of Consolidated Cash Flows, page 53

1.                                      SEC COMMENT: We note from your disclosure in Note 16 on page 83 that you charged to expense $26.6 million, $48.4 million and $30.8 million for the years ended December 31, 2006, 2005, and 2004, respectively, for all of your share-based compensation arrangements.  Please tell us where these amounts are reported in your statements of consolidated cash flows.  If the non-cash effect of stock compensation was offset against tax benefits resulting from exercise of share-based awards, please explain how this was treated in the statement of cash flows.  If the tax benefits exceeded expense for 2006 resulting in excess tax benefits of $15.7 million as disclosed on page 83, help us understand the relationship between actual tax benefits of $18.9 million and compensation expense of $26.6 million to excess tax benefits, if any.  Please be detailed in your response.

COMPANY RESPONSE: The majority of the Company’s share-based compensation expense is for awards accounted for as liabilities in accordance with FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement No. 123R).  The non-cash effect of stock-based compensation was not offset against tax benefits resulting from exercise of share-based awards.  Share-based compensation expense and the related impact on cash flows from operating activities in the statements of consolidated cash flows were as follows:

	For the Year Ended December 31,

(in thousands)	2006	2005	2004

2005 Executive Performance Incentive Program (EPIP) expense	$21,111	$22,465	$—
2003 EPIP expense	—	21,345	19,171
2002 EPIP expense	—	—	6,997
Director stock units	1,111	1,197	795
Total Liability Awards	$22,222	$45,007	$26,963

Restricted stock awards	3,450	3,356	3,800
Option awards	976	—	—
Total Equity Awards	4,426	3,356	3,800
Total share-based compensation expense	48,870	93,370	57,726

Less share-based liabilities paid during year	(51,709)	(16,714)	—

Net cash (used in) provided by cash flows from operating activities	$(2,839)	$76,656	$57,726

The liability award accruals, net of liability amounts paid for each year,  are included as a component of the “other current liabilities” line item in “changes in other assets and liabilities” in net cash provided by (used in) continuing operating activities each year.  Since the equity awards are not material to operating cash flows in any year presented, the non-cash impact of this expense is not broken out separately in the adjustments to reconcile net cash provided by (used in) operating activities, but is included in the “Other assets” change in other assets and liabilities.

The Company adopted Statement No. 123R effective January 1, 2006, using the modified prospective method, and as such, began recording compensation cost related to all share-based awards in its income statement in 2006.  Prior to January 2006, the Company accounted for its share-based awards under the intrinsic-value-based method as defined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and as such did not record compensation cost or deferred tax assets related to non-qualified stock option awards.  Excess tax benefits from share-based compensation arrangements of

$15.7 million as disclosed on page 83 and presented in the statement of consolidated cash flows represent the realized tax benefit related to the amount of deductible compensation cost for share-based equity instruments, primarily non-qualified stock options, reported on the Company’s tax return that was in excess of the cumulative compensation cost that would have been recorded for those instruments had the Company adopted FASB Statement No. 123, Accounting for Stock-Based Compensation, for recognition purposes pursuant to Statement No. 123’s original effective date and transition method.  Excess tax benefits realized for tax deductions totaling $18.6 million represent tax benefits realized that were in excess of actual cumulative compensation cost recorded in the Company’s income statement for all awards that were exercised (stock options) or vested (restricted stock) during the year ended December 31, 2006.

(in thousands)	For The Year Ended December 31, 2006

Excess tax benefits reported in the statement of consolidated cash flows in accordance with SFAS 123R (Note 16, Page 83 of Form 10-K)	$15,739

Additional excess tax benefits realized related to stock options not expensed prior to adoption of SFAS 123R	2,867

Total excess tax benefits realized for share-based compensation arrangements (Note 6, Page 72 of Form 10-K)	18,606

Deferred tax assets recognized as current tax deduction in year of vesting or exercise related to expensed restricted stock and stock options	321

Total tax benefits realized for share-based compensation arrangements (Note 16, Page 84 of Form 10-K)	$18,927

Compensation expense of $26.6 million represents the compensation cost recognized during the year ended December 31, 2006, for all of the Company’s share-based compensation arrangements, irrespective of the year in which the Company took, or may take, a tax deduction.  This compensation cost primarily relates to the 2005 EPIP which will not be paid out to participants until after the end of the performance period on December 31, 2008, and for which the Company therefore has not yet taken a deduction in its tax return.

2.                                      SEC COMMENT: We note the line item “Proceeds from sale of discontinued operations, net of purchase price adjustments.”  Please tell us why the amounts are not included as a component of net cash provided by discontinued investing activities but rather as a component of net cash (used in) provided by continuing investing activities for the years ended December 31, 2006 and 2005.

COMPANY RESPONSE: In preparing its statements of cash flows for the years ended December 31, 2006 and 2005, the Company considered the guidance provided in FASB Statement No. 95, Statement of Cash Flows, as well as observations recently provided by the Securities and Exchange Commission Staff regarding cash flows relating to discontinued operations, and noted that the guidance does not specifically address whether proceeds received from the sale of assets classified as discontinued operations should be presented as a component of net cash (used in) provided by continuing investing activities or as a component of net cash (used in) provided by discontinued investing activities.  While management considered both presentations, the Company ultimately concluded that “proceeds from sale of discontinued operations, net of purchase price adjustments” should be reported as a component of net cash (used in) provided by continuing investing activities for the years ended December 31, 2006 and 2005, because this item represents cash received (used) by the Company as the result of the sale of previously productive assets of the Company, rather than cash flows that were distinctly generated from the operation of the discontinued assets themselves.  Put differently, the cash received by the Company as a result of the sale of the discontinued operations is not included as a component of net cash (used in) provided by discontinued investing activities because the discontinued business did not conduct the sale or receive the proceeds.  These proceeds from the sale of the discontinued operation are separately identified on the face of the statements of consolidated cash flows.  If the SEC has a preference for the presentation of these proceeds as a component of cash provided by (used in) discontinued investing activities, we would be willing to reclassify the proceeds to discontinued investing activities in future filings.

Note 7. Discontinued Operations, page 72

3.                                      SEC COMMENT: Please tell us the relationship, if any, between the $13.7 million related to recording of income taxes associated with the book/tax basis difference and the $10.485 million tax provision associated with discontinued operations.  We assume the sale of NORESCO resulted in a tax gain.  However, we assume there was no gain or loss recorded for book purposes since the disclosure required by the last sentence of paragraph 43 of SFAS no. 144 is absent.  If our understanding is incorrect, please advise and consider what revisions may be necessary.

COMPANY RESPONSE: The $10.485 million tax provision associated with discontinued operations for the year ended December 31, 2005, included the following items:

(in thousands)	Income Tax Expense (Benefit)

Book/tax basis difference of the NORESCO domestic operations	$13,680

Results of operations of NORESCO for the year ended December 31, 2005	$5,906

Reorganization of the NORESCO international operations	$(6,372)

Charge for recording the NORESCO assets at their fair value less costs to sell	$(2,729)

Total income tax expense for discontinued operations	$10,485

The sale of NORESCO resulted in a tax gain for which the Company recorded income tax expense of $13.68 million for the year ended December 31, 2005.  The NORESCO operations generated $19.73 million of pre-tax income for the year ended December 31, 2005, for which the Company recorded $5.906 million in income tax expense.  In the fourth quarter of 2005, the Company recorded a $6.372 million tax benefit resulting from the reorganization of the NORESCO international operations prior to sale.

The Company recorded a pre-tax book loss of $7.764 million included in discontinued operations for the year ended December 31, 2005, to record the

NORESCO assets at their fair value less costs to sell. As required by the last sentence of paragraph 43 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, this item was disclosed as “loss on sale of discontinued operations” in Note 7 to the consolidated financial statements in the Company’s Form 10-K for the year ended December 31, 2005. This charge generated an income tax benefit of $2.729 million.

The components of income tax expense (benefit) resulting from the discontinued NORESCO domestic and international operations noted above were disclosed in Note 7 to the consolidated financial statements in the Company’s Form 10-K for the year ended December 31, 2005.

Note 16. Share-Based Compensation Plans, page 83

4.                                      SEC COMMENT: Please help us understand your accounting for the Executive Performance Incentive Plan. An example providing the actual information of a particular year’s performance program along with the related accounting entries would be helpful to our understanding. Please be detailed in your example.

COMPANY RESPONSE: The share units awarded under the 2005 EPIP(1), the only active EPIP program in the year ended December 31, 2006, will be distributed in cash or, under limited circumstances, shares of Company stock, upon vesting. In addition, it has been the Company’s historical practice for both the 2002 and 2003 EPIPs to settle the full amount of the awards in cash. As such, the Company is accounting for the 2005 EPIP as a liability award in accordance with Statement No. 123R. The actual expense of the 2005 EPIP will not be known until the measurement date, which is December 31, 2008, requiring the Company to estimate the total expense to be recognized in order to record the awards at their fair value as of each balance sheet date.

In order to estimate the expense of the program in interim periods, the Company must estimate:

•                  the payout multiple, which may range from zero to 250% of the outstanding units and is dependent upon a combination of a level of total shareholder return (TSR) relative to the performance of a peer group and the Company’s average absolute return on total capital (ROTC), during the four-year performance period.  A pre-established payout matrix of

(1)   The Equitable Resources, Inc. 2005 Executive Performance Incentive Program is filed with the Securities and Exchange Commission as Exhibit 10.01 to the Company’s Form 8-K Filed March 1, 2005, and the Form of Participant Award Agreement under the program is filed with the Securities and Exchange Commission as Exhibit 10.02 to the same Form 8-K.

        possible TSR rankings and ROTC levels establishes the program’s payout multiples; and

•                  the Company’s stock price at the end of the four-year performance period.

As described on pages 45-46 of the “Critical Accounting Policies Involving Significant Estimates” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the year ended December 31, 2006, these estimates require significant judgment.  The Company reviews its estimates for the 2005 EPIP on a quarterly basis and adjusts its accrual when changes in these assumptions result in a material change in the value of the ultimate payout. During its quarterly review, management performs the following analyses:

•                  spreadsheet analysis of the Company’s and each of the 29 peer companies’ TSR, based on dividends declared and paid and share price appreciation during the period since the inception of the program. The Company and peers are then ranked and compared to the previous periods’ rankings for consistency. Unusual items are excluded, as the program provides that the payout will be based on the ranking at the end of the period, not at any point during the period. Management also calculates the cumulative ROTC for the Company during the performance period and evaluates whether any significant changes in ROTC are expected over the remaining term. Management then determines the estimated payout multiple, based on the relative ranking by reference to the performance matrix for the program and the assumed ROTC value for the Company for the performance period.

•                  Company stock price analysis, including reference to current stock price, historical volatility, the remaining term, and Company projections of annual growth. Management assesses the impact of current events which might influence the future stock price, including commodity price trends and outlook. Management also reviews research analyst price targets for consistency with the estimated fair value at the measurement date.

The quarterly accrual adjustment, when required, reflects the changes in estimates of the final payout in the period of the change. The Company records compensation cost associated with the 2005 EPIP as selling, general and administrative expense in its statements of consolidated income, consistent with the presentation of other compensation costs associated with the respective employees.

As disclosed in Note 16 to the consolidated financial statements and the “Critical Accounting Policies Involving Significant Estimates” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K for the year ended December 31, 2006, the 2005 EPIP expense for the year ended December 31, 2006, was $21.1 million, based on the Company’s estimate that the performance measures would be met at 175% of the full value of the share units and that its fair value per unit was $45.00.

                The calculation of the 2005 EPIP expense recognized for the year ended December 31, 2006, is as follows:

(share units and $ in thousands)

Outstanding 2005 Program units, including accrued and expected dividends, as of December 31, 2006		1,106.692

Estimated payout multiple	X	1.75

Estimated fair value per unit	X	45.00

Total estimated fair value of units		$87,152

Percentage of performance period completed as of December 31, 2006 (2 of 4 years completed)	X	50%

Required accrual as of December 31, 2006		$43,576

Cumulative expense recorded as of January 1, 2006	—	$22,465

Compensation expense for the year ended December 31, 2006		$21,111

The accounting entry for recognition of compensation cost was as follows:

Selling, general and administrative expense	$21,111
Share-based compensation liability	$21,111

Note 1. Summary of Significant Accounting Policies, page 57

Property, Plant and Equipment, page 57

5.                                      SEC COMMENT: We note from your disclosure on page 58 that your interstate pipeline operations are subject to regulation by the FERC. To the extent you incurred costs subsequent to January 1, 2006 or expect to incur costs subject to the FERC’s order, issued June 30, 2005, on accounting for pipeline assessment costs, please expand your disclosure in future filings to clearly describe your accounting treatment of the costs related to your pipeline integrity management programs.

COMPANY RESPONSE: The Company’s interstate pipeline operations are carried out by Equitrans, L.P. (Equitrans). On April 5, 2006, Equitrans entered into a settlement with FERC that allows Equitrans to institute an annual surcharge for the tracking and recovery of all costs (operations, maintenance and return on invested capital) incurred on and after September 1, 2005, related to Equitrans’ Pipeline Safety Program under the Pipeline Safety Improvement Act of 2002. Filings to modify the surcharge must be made on or before March 1st of each year for approval by FERC. On March 29, 2007, the Company received approval, subject to refund, to institute the surcharge, and on April 1, 2007, the Company commenced billing the surcharge.

The customer billings are being accounted for as deferred revenue which will be recognized as income upon receipt of final FERC approval. The Company has been accounting, and will continue to account, for the Pipeline Safety Program operation and maintenance costs, including all pipeline assessment costs, as deferred costs which will be recognized as expense when the corresponding revenues are recognized as income. The deferred costs totaled $149,874 and $569,731 for the years ended December 31, 2005 and 2006, respectively.

Because costs related to the Company’s Pipeline Safety Program have been immaterial to the Company’s financial statements, the Company has not historically provided extensive disclosures regarding its accounting treatment for such costs. In future periods where such costs are immaterial, the Company will indicate such in its filings. Should these costs become material to the Company’s financial statements in future periods, the Company will provide the required disclosures regarding accounting for such costs.

In connection with the above responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-553-5863).

Sincerely,

/s/ PHILIP P. CONTI
Philip P. Conti
Senior Vice President and
Chief Financial Officer

cc:           Johanna G. O’Loughlin, Esq.